UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.

ANNOUNCES ANNUAL GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, February 28, 2014 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced the following:

Pursuant to a resolution adopted by the Board of Directors on February 26, 2014, and in accordance with Articles 180, 181, 182 and other applicable Articles of the Mexican General Corporations Law and Article 35 of the Company’s by-laws, Grupo Aeroportuario del Pacífico invites its shareholders to the Annual General Ordinary and Extraordinary Shareholders’ Meeting on April 23, 2014 at 9:00 am in the Salón PEGASO of the Hotel Hyatt Regency Mexico City, located at Campos Elíseos No. 204, Floor 2, Col. Polanco, Chapultepec, Del. Miguel Hidalgo, Mexico City, D.F. 11560, to discuss the following:

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

MEETING AGENDA

I.	In compliance with Article 28, Section IV of the Mexican Securities Market Law, the following will be presented and, if applicable, submitted for approval:

a)	The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2013, in accordance with Article 44, Section XI of the Mexican Securities Market Law and Article 172 of the Mexican General Corporations Law, together with the external auditor’s report, with respect to the Company on an individual basis in accordance with Mexican Generally Accepted Accounting Principles (“Mexican GAAP”) as well as with respect to the Company and its subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards, based on the Company’s most recent financial statements under both norms.

b)	The Board of Directors’ comments to the Chief Executive Officer’s report.

c)	The Board of Directors’ report in accordance with Article 172, clause b, of the Mexican General Corporations Law, regarding the Company’s main accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional and Public Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	mbarona@i-advize.com

Follow us on Twitter: http://twitter.com/aeropuertosGAP

d)	The report on operations and activities in which the Board of Directors intervened during the fiscal year ended December 31, 2013, pursuant to the Mexican Securities Market Law.

e)	The annual report on the activities undertaken by the Audit and Corporate Practices Committee in accordance with Article 43 of the Mexican Securities Market Law. Ratification of the actions of the various committees, and release from further obligations.

f)	The report on the Company’s compliance with tax obligations for the fiscal year of January 1 to December 31, 2012. Instruction to Company officials to comply with tax obligations corresponding to the fiscal year of January 1 to December 31, 2013, in accordance with Article 26, Section III of the Mexican Fiscal Code.

g)	Ratification of the decisions taken by the Board of Directors, including the designation of provisional directors, and release from further obligations in the fulfillment of its duties. In addition, ratification of the actions of the President and Officers of the Company, and release from further obligations.

II.	Presentation, discussion, and submission for approval of the Company’s financial statements on an individual basis in accordance with Mexican GAAP for purposes of calculating the legal reserves, net income, fiscal effects related to dividend payments, and the capital reduction, as applicable, and approval of the financial statements of the Company and its subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards for their publication to financial markets, with respect to operations during the January 1 to December 31, 2013 fiscal period; and approval of the external auditor’s report regarding the aforementioned financial statements.

III.	Proposal to approve from the Company’s net income for the fiscal year ended December 31, 2013, reported in the individual Financial Statements audited in accordance with Mexican GAAP presented in point II of the Agenda, above, which was Ps. 1,991,540,839.00 (ONE BILLION, NINE HUNDRED NINETY ONE MILLION, FIVE HUNDRED FOURTY THOUSAND, EIGHT HUNDRED AND THIRTY NINE PESOS), the allocation of 5% (FIVE PERCENT) of this amount, or Ps. 99,577,042.00 (NINETY NINE MILLION, FIVE HUNDRED SEVENTY SEVEN THOUSAND, FORTY TWO PESOS), towards increasing the Company’s legal reserves, with the remaining balance of Ps. 1,891,963,797.00 (ONE BILLION, EIGHT HUNDRED NINETY ONE MILLION, NINE HUNDRED SIXTY THREE THOUSAND, SEVEN HUNDRED AND NINETY SEVEN PESOS), to be allocated to the account for net income pending allocation.

IV.	Presentation, discussion, and submission for approval of the allocation from the account for net income pending allocation, of an amount equal to Ps. 1,894,965,784.00 (ONE BILLION, EIGHT HUNDRED NINETY FOUR MILLION, NINE HUNDRED SIXTY FIVE THOUSAND, SEVEN HUNDRED AND EIGHTY FOUR PESOS), for declaring a dividend in the amount of Ps. 1,590,000,000.00 (ONE BILLION, FIVE HUNDRED NINETY MILLION PESOS), to be distributed equally among each share outstanding as of the payment date, excluding the shares repurchased by the Company as of each payment date in accordance with Article 56 of the Mexican Securities Market Law; any amounts of net income pending allocation remaining after the payment of such dividend will remain in the account for net income pending allocation.

The dividend will be paid in the following manner:

i)	Ps. 1,192,500,000.00 (ONE BILLION, ONE HUNDRED NINETY TWO MILLION, FIVE HUNDRED THOUSAND PESOS) before May 31, 2014.

ii)	Ps. 397,500,000.00 (THREE HUNDRED NINETY SEVEN MILLION, FIVE HUNDRED THOUSAND PESOS) before November 30, 2014.

V.	Cancelation of any amounts outstanding under the share repurchase program approved at the Ordinary Shareholders’ Meeting that took place on April 16, 2013 for Ps. 280,728,734.00 (TWO HUNDRED EIGHTY MILLION, SEVEN HUNDRED TWENTY EIGHT THOUSAND AND SEVEN HUNDRED THIRTY FOUR PESOS) and approval of Ps. 400,000,000.00 (FOUR HUNDRED MILLION PESOS) as the maximum amount to be allocated toward the repurchase of the Company’s shares or credit instruments that represent those shares for the 12-month period after April 23, 2014, in accordance with Article 56, Section IV of the Mexican Securities Market Law.

VI.	The report regarding the designation or ratification of the four members of the Board of Directors and their respective alternates named by the Series “BB” shareholders.

VII.	Ratification and/or designation of the person(s) that will serve as member(s) of the Company’s Board of Directors, as designated by any holder or group of holders of Series “B” shares that own, individually or collectively, 10% or more of the Company’s capital stock.

VIII.	Ratification and/or designation of the persons that will serve as members of the Company’s Board of Directors, as designated by the Series “B” shareholders, and resolutions in respect thereof.

IX.	Ratification of the Company’s Chairman of the Board of Directors, in accordance with Article 16 of the Company’s by-laws.

X.	Ratification of the compensation paid to the members of the Company’s Board of Directors during the 2013 fiscal year and determination of the compensation to be paid in 2014.

XI.	Ratification and/or designation of the member of the Board of Directors designated by the Series “B” shareholders to serve as a member of the Company’s Nominations and Compensation Committee, in accordance with Article 28 of the Company’s by-laws.

XII.	Ratification and/or designation of the President of the Audit and Corporate Practices Committee.

XIII.	The report concerning compliance with Article 29 of the Company’s by-laws regarding acquisitions of goods or services or contracting of projects or asset sales that are equal to or greater than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in Mexican pesos or other legal tender in circulation outside Mexico, or, if applicable, regarding transactions with relevant shareholders.

XIV.	Appointment and designation of Special Delegates to present to a Notary Public the resolutions adopted at this Meeting for formalization. Adoption of the resolutions deemed necessary or convenient in order to fulfill the decisions adopted in relation to the preceding Agenda points.

GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

MEETING AGENDA

I.	Proposal to reduce the Company’s shareholder equity by up to Ps. 1,510,000,000.00 (ONE BILLION FIVE HUNDRED AND TEN MILLION PESOS), and amending Article 6 of the Company’s by-laws.

II.	Change in the Company’s legal address, and amending Articles 3 and 52 of the Company’s by-laws.

III.	Appointment and designation of Special Delegates to present to a Notary Public the resolutions adopted at this meeting for formalization. Adoption of the resolutions deemed necessary or convenient in order to fulfill the decisions adopted in relation to the preceding Agenda points.

Shareholders are reminded that in accordance with Article 36 of the Company’s by-laws, only those shareholders registered in the Share Registry as holders of one of more of the Company’s shares will be admitted into the Shareholders’ Meeting, and they will be admitted only if they have obtained an admission card. The Share Registry will close three (3) business days prior to the date of this meeting, which will be April 16, 2013.

In order to attend the meeting, at least one (1) business day prior to the meeting: (i) shareholders must deposit with the Company their stock certificates, shares, or a receipt of deposit of shares from S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”) or from a local or foreign financial institution, and (ii) brokerage firms and other depositors at Indeval should present the listing that contains the name, address, nationality and number of shares of the shareholders they will represent at the meeting. In exchange for these documents, the Company will issue an admission card and/or the forms that, in order to be represented, will be required under Article 49, Section III of the Mexican Securities Market Law. In order to attend the meeting, shareholders must present the admission card and/or the corresponding form.

Shares that are deposited in order to gain admittance into this meeting will not be returned until after the meeting takes place, via a voucher that will have been given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meeting by either one or two persons designated by a power of attorney signed before two witnesses or as otherwise authorized by law. However, with respect to the Company’s capital stock traded on a stock exchange, the proxy or proxies (which may be no more than two) may only verify his/her identity via Company forms. These will be available to all shareholders, including any stockbrokers, during the time period specified in Article 173 of the Mexican General Corporations Law.

Following the publication of this announcement, all shareholders and their legal representatives will have free and immediate access to all information and documents related to each of the topics included in the meeting agenda, as well as all proxy forms that must be presented by persons representing shareholders. These documents will be available at the Company’s offices located at Av. Mariano Otero #1249-B, 6th Floor, Col. Rinconada del Bosque, Guadalajara, Jalisco 44530 or Juan Racine #112, 4th Floor, Col. Los Morales (Polanco), Delegacion Miguel Hidalgo, Mexico City, Mexico 11510. Shareholders are invited to contact the Company should they have need for any additional information.

Mr. Antonio Franck C.

Secretary of the Board of Directors

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date:  February 28, 2014